UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	05 May 2026 - “Transactions in Own Shares”

99.1

Haleon plc: Aggregated information - transactions in own shares

5 May 2026: Haleon plc (the "Company" or "Haleon") today announces the purchase of 12,171,987 ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 12 March 2026.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE	Aquis
Date of purchase:	27 April 2026
Number of Shares purchased:	1,308,429	656,619	797,997	-
Highest price paid per Share (p):	353.3000	353.3000	353.3000	-
Lowest price paid per Share (p):	349.4000	349.4000	349.4000	-
Volume weighted average price paid per Share (p):	350.8780	350.7867	350.8309	-
Date of purchase:	28 April 2026
Number of Shares purchased:	556,329	371,197	472,474	-
Highest price paid per Share (p):	351.8000	351.8000	351.8000	-
Lowest price paid per Share (p):	348.5000	348.4000	348.5000	-
Volume weighted average price paid per Share (p):	349.9766	349.9554	349.9275	-
Date of purchase:	29 April 2026
Number of Shares purchased:	2,359,494	1,639,812	898,835	347,887
Highest price paid per Share (p):	359.6000	359.6000	360.0000	345.3000
Lowest price paid per Share (p):	333.8000	333.8000	334.5000	336.5000
Volume weighted average price paid per Share (p):	338.4335	338.3904	339.5767	340.2554
Date of purchase:	30 April 2026
Number of Shares purchased:	524,892	381,406	391,616	-
Highest price paid per Share (p):	342.9000	342.9000	342.8000	-
Lowest price paid per Share (p):	338.7000	338.7000	338.7000	-
Volume weighted average price paid per Share (p):	340.6250	340.6757	340.6498	-
Date of purchase:	1 May 2026
Number of Shares purchased:	639,274	249,799	575,927	-
Highest price paid per Share (p):	343.8000	343.1000	343.8000	-
Lowest price paid per Share (p):	336.0000	336.0000	336.0000	-
Volume weighted average price paid per Share (p):	339.4396	339.5013	339.4039	-

Following the settlement of the above, the Company's registered share capital is 8,890,467,595 ordinary shares of £0.01 each, of which 12,240,797 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,878,226,798 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8862C_1-2026-5-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 05, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary